601 Lexington Avenue

New York, New York 10022

(212) 446-4800

www.kirkland.com

September 6, 2019

VIA EDGAR

Ronald E. Alper and Brigitte Lippman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             RTW Retailwinds, Inc. (formerly known as New York & Company, Inc.)
Registration Statement on Form S-3
Originally Filed August 10, 2018
File No. 333-226798

Dear Mr. Alper and Ms. Lippmann:

On behalf of RTW Retailwinds, Inc., formerly known as New York & Company, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), marked to show changes from the Registration Statement filed on September 19, 2018. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, we are providing the following response to your comment letter, dated September 25, 2018, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that any references to page numbers in our response refer to the page numbers of Amendment No. 2.

Amendment No. 1 to Form S-3

Selling Stockholders, page 4

1.                                      Staff’s comment:  We note your response to comment 1. Please revise the filing to describe the underlying transactions regarding how IPC/NYCG LLC acquired its shares. For example, if true, please include in this section the disclosure in the penultimate sentence in footnote (14) on page 19 of the company’s definitive proxy statement filed on May 2, 2018. In addition, please add back the penultimate sentence in the first paragraph that you deleted regarding how the additional selling stockholders as a group acquired their shares.

Response: In response to your comment, the Company has revised footnotes (1) and (2) on page 4 of the Registration Statement to include the two sentences requested.

Legal Opinion, page II-5

2.                                      Staff’s comment:  Please have counsel revise the legal opinion to refer to the total number of shares now being offered by the company and the selling stockholders.

Response: In response to your comment, counsel has revised its legal opinion to refer to the total number of shares now being offered by the company and the selling stockholders.

*  *  *  *

If you have any questions related to the foregoing, please contact Christian Nagler at (212) 446-4660 or Luke Jennings at (212) 446-4874.

Sincerely,

/s/ Kirkland & Ellis LLP

cc:	Marc G. Schuback
RTW Retailwinds, Inc.